UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
July 1, 2002 to September 30, 2002

In the Matter of

CENTRAL AND SOUTH WEST CORPOATION, ET AL

         Central and South West Corporation (CSW) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from July 1, 2002 through September 30, 2002 (the "Reporting Period"):

 Obligor    Type                     Amount        On Behalf of
-------- ------------------       ------------- --------------------------
-------- ------------------       ------------- --------------------------
CSW     Guarantee                $17,500,000   Eastman Chemical Co.
CSW     Guarantee                 32,341,788   Eastex Engineers
Energy  Guarantee                       -      SWEPCo
Energy  Guarantee                  8,598,687   Aalborg Industries, Inc.
CSW     Contractors' Surety Bond        -      State of Nevada
Energy  Performance Bond           9,473,214   SMUD
CSW     Letter of Credit           1,200,000   General Electric Co.
Energy  Guarantee                  7,915,774   Aalborg Industries, Inc.
Energy  Guarantee                  9,448,509   Aalborg Industries Inc.
CSW     Guarantee                  3,800,000   Crescent Real Estate Equities, LP
Energy  Guarantee                  1,860,268   Westdeutsche Landesbank
                                 -----------
                                 -----------

Total                            $92,138,240



Authorization in
  Order 70-09083      $250,000,000
Total Guarantees and
  Letters of Credit    (92,138,240)
                      ------------
Unused Authorization  $157,861,760
                      ============



Amounts shown are aggregate outstanding amounts as of September 30, 2002.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.

         Dated: November 22, 2002


                                    CENTRAL AND SOUTH WEST CORPORATION
                                    CSW ENERGY, INC.
                                    ENERSHOP, INC.

                                    BY: CENTRAL AND SOUTH WEST CORPORATION



                                    BY:   /s/ Armando A. Pena
                                        ------------------------------
                                        Armando A. Pena,
                                        Treasurer